EXHIBIT 99.126

Certified Copy

CORPORATE ACCESS NUMBER: 2020973679

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

HIGH TIDE INC.

AMENDED ITS ARTICLES ON 2020/02/03.

Certified Copy

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2020/02/03

Service Request Number: 32449356

Corporate Access Number: 2020973679

Business Number:

Legal Entity Name:	HIGH TIDE INC.
French Equivalent Name:
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	HIGH TIDE INC.
New French Equivalent Name:
Nuans Number:	120546086
Nuans Date:	2018/09/06
French Nuans Number:
French Nuans Date:
Share Structure:	SEE ATTACHED SCHEDULE “A” HERETO
Share Transfers Restrictions:	SEE ATTACHMENT, RESTRICTIONS ON SHARE TRANSFERS.
Number of Directors:
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	SEE ATTACHED SCHEDULE “B” HERETO
BCA Section/Subsection:	173(1)(H)
Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2019	2019/03/27

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2018/02/08

Share Structure	ELECTRONIC	2018/02/26

Share Structure	ELECTRONIC	2018/10/04

Other Rules or Provisions	ELECTRONIC	2018/10/04

Consolidation, Split, Exchange	ELECTRONIC	2018/10/04

Share Structure	ELECTRONIC	2020/02/03

Registration Authorized By: NADER BEN AISSA

SOLICITOR

The Registrar of Corporations certifies that the information contained in this statement is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

Schedule “A”

SHARE STRUCTURE

The Corporation is authorized to issue:

An unlimited number of Common shares, the holders of which are entitled:

(a)	to vote at all meetings of shareholders except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	to receive dividends in the discretion of the directors exclusive of other classes of shares of the corporation; and

(c)	to receive the remaining property of the corporation under dissolution equally.

SCHEDULE “B”

OTHER RULES OR PROVISIONS

The Corporation allows for the Directors to appoint, without shareholder approval and in accordance with section 106(4) of the Business Corporations Act (Alberta), one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, with the total number of directors so appointed not exceeding one third of the number of directors elected at the previous annual meeting of shareholders.

RESTRICTIONS ON SHARE TRANSFERS

If the corporation:

(a)  is not a reporting issuer or an investment fund within the meaning of applicable securities legislation; and

(b) has not distributed to the public (excluding accredited investors within the meaning of applicable securities legislation) any of its securities, then no securities in the capital of the corporation (other than non-convertible debt securities) shall be transferred without either:

(i)  the previous consent of the board of directors expressed by a resolution passed by the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

(ii)  the previous consent of the holders of at least 51% of the securities of that class for the time being outstanding expressed by a resolution passed by the security holders or by an instrument or instruments in writing signed by such security holders.

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